NEWS RELEASE

FOR IMMEDIATE RELEASE

COACHMEN TO REPURCHASE SHARES

Middlebury, Ind., Nov. 28, 2008 – Coachmen Industries, Inc. (NYSE:COA) today announced that it would resume its common stock repurchase plan that had been previously authorized by its Board of Directors.

The company said it will fund the program with available cash and will repurchase shares in the open market or in private transactions, based on market conditions and other factors. The plan will be effective through March 31, 2009.

"These are historically challenging times for the global economy, but our Housing business continues to perform well. After the completion of the anticipated sale of the RV business unit, we believe the significant difference between Company's book value and market value makes the stock a very good investment. This latest action demonstrates the belief of management and the Board in the continued success of the Company and the long term value it will bring to investors," said CEO Richard M. Lavers.

Coachmen Industries, Inc. is one of America’s leading manufacturers of recreational vehicles, systems-built homes and commercial buildings, with prominent subsidiaries in each industry.  The Company’s well-known RV brand names include COACHMEN®, GEORGIE BOY™, SPORTSCOACH®, ADRENALINE™ and VIKING®.  Through ALL AMERICAN HOMES® and MOD-U-KRAF®, the Company is one of the nation’s largest producers of  systems-built homes, and also a major builder of commercial and multi-family residential structures with its ALL AMERICAN BUILDING SYSTEMS™ products.  Coachmen Industries, Inc. is a publicly held company with stock listed on the New York Stock Exchange (NYSE) under the ticker COA.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned not to place undue reliance on forward-looking statements, which are inherently uncertain.  Actual results may differ materially from that projected or suggested due to certain risks and uncertainties including, but not limited to, the potential fluctuations in the Company’s operating results, increased interest rates, the availability for floorplan financing for the Company’s recreational vehicle dealers and corresponding availability of cash to Company, uncertainties and timing with respect to sales resulting from recovery efforts in the Gulf Coast, uncertainties regarding the impact on sales of the disclosed restructuring steps in both the recreational vehicle and housing and building segments, the ability of the company to generate taxable income in future years to utilize deferred tax assets and net operating loss carry-forwards available for use, the impact of performance on the valuation of intangible assets, the availability and the price of gasoline, price volatility of raw materials used in production, the Company’s dependence on chassis and other suppliers, the availability and cost of real estate for residential housing, the supply of existing homes within the company’s markets, the impact of home values on housing demand, the impact of sub-prime lending on the availability of credit for the broader housing market, the ability of the Company to perform in new market segments where it has limited experience, adverse weather conditions affecting home deliveries, competition, government regulations, legislation governing the relationships of the Company with its recreational vehicle dealers, dependence on significant customers within certain product types, consolidation of distribution channels in the recreational vehicle industry, consumer confidence, uncertainties of matters in litigation, current litigation relating to and Congressional inquiry surrounding the Company’s use of components containing formaldehyde in its products, further developments in the war on terrorism and related international crises, oil supplies, and other risks identified in the Company’s SEC filings.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Coachmen Industries, Inc. has filed with the United States Securities and Exchange Commission (“SEC”) and mailed to shareholders a proxy statement in connection with the proposed transaction.  The proxy statement contains important information about Coachmen and the sale of its RV business to Forest River.  The Company urges its shareholders to read the proxy statement carefully.

Shareholders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Coachmen through the website maintained by the SEC at www.sec.gov. In addition, shareholders will be able to obtain free copies of the proxy statement from Coachmen by contacting Thomas P. Gehl Corporate Secretary and Director of Investor Relations at tgehl@coachmen.com.

Coachmen and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Coachmen’s directors and executive officers is contained in Coachmen’s Annual Report on Form 10-K for the year ended December 31, 2007 and its proxy statement dated March 27, 2008, which are filed with the SEC.  As of November 20, 2008, Coachmen’s directors and executive officers beneficially owned approximately 627,689 shares, or approximately 3.9 percent, of Coachmen’s common shares.  A more complete description of the interests of Coachmen’s officers and directors will be available in the proxy statement.

For more information:

     Thomas Gehl
     Secretary and Director of Investor Relations
     574-825-8776

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